UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Notification regarding Payment of Dividend in Cash to Class A Preferred Shares, Class B Preferred Shares and shares of common stock

NORTEL INVERSORA S.A.

Payment of Dividend in Cash to Class A Preferred Shares,

Class B Preferred Shares and shares of common stock

This is to inform all shareholders of Nortel Inversora S.A. (the “Company”) that the Ordinary and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting held on June 13, 2012 (the “Meeting”), approved the payment of the following dividends in cash:

a.	to the Class A preferred shares, pursuant to the terms of issuance of such shares and applicable imperative laws: (i) the total accumulated preferred basic dividend, which amounts to AR$ 81,737,683, or AR$ 203.431816 per Class A preferred share, representing 2,034.318% of its par value (AR$ 10), and (ii) the total additional dividend corresponding to fiscal year 2011, which amounts to AR$ 22,836,292 or AR$ 56.835822 per Class A preferred share, representing 568.358% of its par value (AR $10). Such dividends per share result from adjusting the basis on which they are calculated by the CER corresponding to June 29, 2012 (pursuant to the Board of Directors meeting held on June 14, 2012), and cancel all of the preferred dividends corresponding to the outstanding Class A preferred shares;

b.	to the Class B preferred shares, pursuant to the terms of issuance of such shares and applicable imperative laws, a dividend corresponding to fiscal year 2011 of AR$ 5,385,514 or AR$ 3.66248134 per Class B preferred share, representing 36.62% of its par value (AR$ 10); and

c.	to the shares of common stock, a dividend corresponding to fiscal year 2011 of AR$ 5,614,486 or AR$ 1.05329544 per each share of common stock, representing 10.53% of its par value (AR$ 10).

Pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend approved for the holders of “Class B” Preferred Shares represents 48.959214% of the dividends referred to in paragraphs (b) and (c) of this notice, considered in the aggregate, while the dividend approved for the holders of shares of common stock represents the remaining 51.040786%.

The above referred dividends shall be made available to Nortel’s shareholders on June 29, 2012, or on any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed, as applicable. Their payment will be made at the Company’s registered office, Alicia Moreau de Justo 50, Floor 11, City of Buenos Aires, between 10am to 12pm and 3pm to 5pm.

Holders of the Company’s American Depositary Receipts (the “ADRs”) will be paid the above referred dividend through JP Morgan Chase Bank, N.A., Depositary of the ADRs, beginning on the applicable date pursuant to the law of the jurisdiction where the ADRs are listed.

Please note that Nortel will deduct from the dividend – when applicable, in those cases in which such amount has not been reimbursed to Nortel yet –, the amount paid by Nortel to the Argentine tax authorities as tax on personal property levied and assessed on Nortel’s shares for fiscal year 2011, as required under Title VI of Argentine Law No. 23,966, as amended. Taking into account the time needed to determine which shareholders owe such tax, payment of the dividends will be made within ten days of the date on which they are made available, pursuant to Section 90 of the Listing Rules of the Buenos Aires Stock Exchange.

Jorge Alberto Firpo

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	June 18, 2012	By:	/s/ Jorge Alberto Firpo
			Name:	Jorge Alberto Firpo
			Title:	General Manager